AMERICAN BONANZA GOLD CORP.
FINANCIAL STATEMENTS REQUEST FORM

Cusip No. 024638108
Scrip No. BZAQ

National Instruments 51-102 and 54-101 of the Canadian Securities Administrators provide both registered holders and beneficial owners of a company’s securities with the opportunity to elect annually to have their names added to a supplemental mailing list in order to receive a copy of a company’s annual and interim financial statements and the corresponding management discussion and analysis (“MD&A”) of those statements.

If you wish to receive printed copies of these materials for American Bonanza Gold Corp. (the “Company”), please complete this form and return it to:

COMPUTERSHARE TRUST COMPANY OF CANADA
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

☐	Please send me ONLY the audited financial statements and the annual MD&A for fiscal 2005.

☐	Please send me ONLY the quarterly interim financial statements and corresponding interim MD&A to those statements for 2005.

☐	Please send me BOTH the audited financial statements for fiscal 2005 and quarterly interim financial statements for 2005 and the corresponding MD&A to those statements.

You will not receive copies of any financial statements from the Company for the ensuing year if you do not complete and return this form.

Copies of the Company’s previously issued and current annual and quarterly financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com.

I confirm that I am a shareholder of the Company.

DATED:	, 2005.
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By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the above selected financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

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The Company will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above.